                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                 (Amendment No. 2 (Amendment and Restatement))*

                              Acxiom Corporation
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                  005125 10 9
                                (CUSIP Number)

                            Ross D. Emmerman, Esq.
                            Neal Gerber & Eisenberg
                           Two North LaSalle Street
                            Chicago, Illinois 60602
                                (312) 269-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 31, 1994
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (continued on following pages)


                             Page 1 of 18 pages

1.   NAME OF REPORTING PERSON
          Trans Union Corporation


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [  ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS
          OO


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER              7    SOLE VOTING POWER
OF                            1,980,000
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        1,980,000
WITH
                    10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,980,000, subject to certain limitations (see Item 3)


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.31%, based on the number of outstanding shares disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 1994


14   TYPE OF REPORTING PERSON
          CO





                             Page 2 of 18 pages

IN ACCORDANCE WITH RULE 13D-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS AMENDMENT AND RESTATEMENT OF STATEMENT ON SCHEDULE 13D (THIS "AMENDED AND RESTATED STATEMENT") AMENDS AND RESTATES THE SCHEDULE 13D DATED AUGUST 31, 1992 AS AMENDED BY AMENDMENT NO. 1 DATED NOVEMBER 16, 1992 (THE "INITIAL STATEMENT"), PREVIOUSLY FILED ON BEHALF OF THE REPORTING PERSON.

Item 1.   Security and Issuer.

     This Amended and Restated Statement relates to shares of common stock, $.10 par value per share (the "Common Stock"), of Acxiom Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 301 Industrial Boulevard, Conway, Arkansas 72032.

Item 2.   Identity and Background.

     This Amended and Restated Statement is being filed by Trans Union Corporation, a Delaware corporation ("Trans Union"), the principal executive offices of which are located at 555 West Adams Street, Chicago, Illinois 60661. The principal business of Trans Union is that of providing consumer credit reporting services. Certain information concerning the directors and executive officers of Trans Union and the entities directly and indirectly controlling Trans Union is set forth in Appendix A hereto.

     Neither Trans Union nor, to the best knowledge of Trans Union, any of the persons listed in Appendix A hereto, have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     In accordance with the terms of that certain Data Center Management Agreement dated as of July 27, 1991, as amended by that certain Agreement to Extend and Amend Data Center Management Agreement and to Amend Registration Rights Agreement dated as of August 31, 1994 (collectively, the "Amended Agreement"), between Trans Union and the Issuer, Trans Union conveyed to the Issuer all of Trans Union's right, title and interest in and to Trans Union's data center facilities and the Issuer, among other things, agreed to provide Trans Union with various data center services at specified rates. In addition, in connection with the consummation of the transactions contemplated by the Amended Agreement, the Issuer issued to Trans Union on September 1, 1992
(i) 480,000 shares (the "Initial Shares") of Common Stock and (ii) a Warrant (the "Warrant") to purchase up to 1,000,000 shares (the "Warrant Shares") of Common Stock prior to August 31, 2000 at exercise prices ranging from $11.25 per share to $14.25 per share; provided, however, that in no event may Trans Union purchase Common Stock pursuant to the Warrant if immediately after such purchase the Warrant Shares and the Initial Shares then held by Trans Union (and its affiliates) would aggregate more than 10% of the then outstanding Common Stock (the "Warrant Exercise Limitation"). The number of shares of Common Stock and the exercise prices under the Warrant referred to herein give effect to a 2-for-1 stock distribution in the form of a stock dividend which occurred with respect to the Common Stock as of November 30, 1992.






                             Page 3 of 18 pages

     In addition, pursuant to that certain Letter Agreement dated as of August 31, 1994 (the "Letter Agreement"), Trans Union agreed to purchase an additional 500,000 shares of Common Stock (the "Additional Shares") at a purchase price of $23.92 per share; provided, however, that the number of shares which Trans Union agreed to purchase under the Letter Agreement is subject to approval, in whole or in part, by the board of directors of Trans Union in its sole discretion on or before September 30, 1994. The Additional Shares are not taken into account for purposes of the Warrant Ownership Limitation.

     The Data Center Management Agreement dated as of July 27, 1992, previously filed as Exhibit A to the Initial Statement, and the form of Warrant, previously filed as Exhibit B to the Initial Statement, are incorporated herein by reference as Exhibits A and B, respectively. The Agreement to Extend and Amend Data Center Management Agreement and to Amend Registration Rights Agreement dated as of August 31, 1994 (the "Amendment") is filed as Exhibit D hereto. The Letter Agreement is filed as Exhibit E hereto.

Item 4.   Purpose of Transaction.

     The Initial Shares and the Warrant were, and, if purchased, the Additional Shares will be, acquired by Trans Union for investment purposes. Trans Union does not have any current intention to acquire any additional shares of Common Stock, except for shares of Common Stock which may be purchased upon exercise of the Warrant or pursuant to the Letter Agreement. Except as set forth in this Item 4 and in Item 6 hereof, Trans Union has no present intention to take any other action listed in paragraph (a) through (j) of Item 4 of Schedule 13D. However, depending on market conditions and other factors, Trans Union may (i) sell any or all of the Initial Shares or shares of Common Stock acquired upon exercise of the Warrant or pursuant to the Letter Agreement, (ii) hold any of such shares of Common Stock or (iii) purchase or otherwise acquire additional shares of Common Stock, all on such terms and at such times as Trans Union considers desirable.

Item 5.   Interest in Securities of the Issuer.

     As of August 31, 1994, Trans Union beneficially owned 1,980,000 shares of Common Stock, consisting of the Initial Shares, the Warrant Shares (the purchase of which are subject to the Warrant Exercise Limitation) and the Additional Shares. Such shares constitute 16.31% of the outstanding Common Stock based on the number of outstanding shares disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 1994. Trans Union has the sole power to vote and the sole power to dispose of all of the Initial Shares and, upon exercise of the Warrant and purchase of the Additional Shares, Trans Union will have the sole power to vote and the sole power to dispose of the Warrant Shares and the Additional Shares.

     During the past sixty days neither Trans Union nor, to the best knowledge of Trans Union, any of the persons identified in Appendix A hereof have effected any transactions in the Common Stock, except as otherwise described herein.











                             Page 4 of 18 pages

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     The Amended Agreement provides that so long as Trans Union continues to own any Common Stock, then until the later of August 31, 2002 or Disentanglement (as hereinafter defined) Trans Union has preemptive rights with respect to the Issuer's issuance of certain types of securities. For purposes of this Amended and Restated Statement, the term "Disentanglement" means a cessation of the Issuer's provision of a data processing services under the Amended Agreement. Pursuant to such preemptive rights, in the event that the Issuer proposes to issue any capital stock or rights, options or warrants to purchase capital stock or securities that are convertible or exchangeable into capital stock, Trans Union, subject to certain exceptions, has the right to purchase its Ratable Portion (as hereinafter defined) of such capital stock or other securities upon the substantially the same terms as the Issuer proposes to issue such capital stock or other securities to one or more third parties. For purposes of the preceding sentence, the term "Ratable Portion" means the product of (A) the number of shares of Common Stock owned by Trans Union at the time of a determination, multiplied by (B) the aggregate number of the Issuer's outstanding shares of Common Stock at the time of a determination.

     The Amended Agreement also provides that if, at any time before the later of (i) August 31, 2002 and (ii) Disentanglement, certain specified persons desire to consummate a Block Sale (as hereinafter defined) and at such time Trans Union (or its affiliates) continues to own any Initial Shares or Warrant Shares, the Issuer shall take such actions as may be necessary to assure that there is made available to Trans Union (and its affiliates) an offer, whether by the proposed purchaser or one or more of the Issuer or the parties set forth in (i) through (iv) below, to purchase all (or such portion as Trans Union might specify) of the Initial Shares and Warrant Shares then owned by Trans Union (and its affiliates) upon the same terms and conditions as the other persons selling Common Stock in the Block Sale. For purposes of the preceding sentence, the term "Block Sale" means the sale of at least 10% of the issued and outstanding Common Stock in which the sellers are one or more of the following parties: (i) Charles D. Morgan, Jr., (ii) Rodger S. Kline, (iii) James T. Womble and (iv) Charles D. Morgan, Jr., not individually but solely as Trustee of that certain Voting Trust dated September 30, 1983, in each case current holders of Common Stock and, in the case of (i), (ii) and (iii) above, members of the Issuer's management.

     The Issuer and Trans Union have also entered into a Registration Rights Agreement dated as of August 31, 1992, as amended by the Amendment (collectively, the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted to Trans Union certain rights to register the shares of Common Stock owned by Trans Union under the Securities Act of 1933, as amended. A copy of the original Registration Rights Agreement, filed as Exhibit C to the Initial Statement, is incorporated herein by reference as Exhibit C, and a copy of the Amendment is filed as Exhibit D hereto.

     Pursuant to that certain Letter Agreement dated August 31, 1994 among Trans Union, Acxiom, Charles D. Morgan, Jr. (both individually and as trustee under the Voting Trust Agreement dated September 30, 1983), Rodger S. Kline and James T. Womble, a copy of which is attached as Exhibit F hereto, such parties agreed, until the later of August 31, 2002 or a Disentanglement, to use their best efforts to cause the election to the board of directors of the Issuer of two representatives of Trans Union; provided, however, that such representatives will resign at an earlier time if there has been a Disentanglement and neither Trans Union nor any of its affiliates or related

                             Page 5 of 18 pages
entities own any Common Stock or the Warrant. Pursuant to the foregoing, Harry Gambill has been elected to the board of directors of the Issuer and Trans Union has not yet designated a second individual to be elected to the Issuer's Board of Directors.

Item 7.   Material to be Filed as Exhibits.

     The following documents, which were filed as exhibits to the Initial Schedule are incorporated herein by reference:

     Exhibit A:          Data Center Management Agreement dated as
                         of July 27, 1992 between Trans Union and
                         Issuer

     Exhibit B:          Warrant to Purchase 500,000 Shares of
                         Common Stock of Issuer dated August 31,
                         1992 issued to Trans Union

     Exhibit C:          Registration Rights Agreement dated as of
                         August 31, 1992 between Issuer and Trans
                         Union

     The following documents are filed as additional exhibits hereto:

     Exhibit D:          Agreement to Amend and Extend Data Center
                         Management Agreement and to Amend
                         Registration Rights Agreement dated as of August 31, 1994 between Trans Union and
                         Issuer

     Exhibit E:          Letter Agreement dated August 31, 1994
                         between Trans Union and Issuer relating
                         to purchase of an additional 500,000
                         shares of Common Stock of Issuer

     Exhibit F:          Letter dated August 31, 1994 from Charles
                         D. Morgan, Jr., Rodger S. Kline, James T.
                         Womble and Issuer to Trans Union,
                         relating to the election to the board of directors of Issuer of two individuals designated by Trans Union.



















                             Page 6 of 18 pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  September 14, 1994   TRANS UNION CORPORATION, a Delaware
                             corporation

                              By:  /s/ R.C. Gluth
                                 ---------------------------
                              Name:    R.C. Gluth
                                   -------------------------
                              Title:   Vice President
                                    ------------------------













































                             Page 7 of 18 pages

                                  APPENDIX A
                                      TO
                           STATEMENT ON SCHEDULE 13D

General

     All of the capital stock of Trans Union Corporation, a Delaware corporation ("Trans Union"), is owned by Marmon Industrial Corporation, a Delaware corporation ("MIC"), the principal business of which is acting as a holding company which owns the stock of various operating companies. All of the capital stock of MIC is owned by GL Sub Co., a Delaware corporation ("GL Sub Co"), the principal business of which is acting as a holding company. All of the capital stock of GL Sub Co is owned by Marmon Holdings, Inc., a Delaware corporation ("Marmon"), the principal business of which is that of engaging in diversified manufacturing and service activities. Approximately 84% of the outstanding capital stock of Marmon is owned by Charles Evans Gerber, not individually but solely as Trustee of F.L.P Trusts Nos. 10-17 and 19-21 (the "F.L.P. Trusts"). The F.L.P. Trusts were organized primarily for the benefit of members of the "Pritzker Family" of Chicago. The term "Pritzker Family" refers to the lineal descendants of Nicholas J. Pritzker, deceased.

     The name, business address and present principal occupation or employment of each director and executive officer of Trans Union, MIC, GL Sub Co and Marmon and the name and principal business of any corporation or other
organization in which such employment is conducted is set forth below.   Each
director and executive officer listed below is a United States citizen.

     In addition, the information required by Item 1 of Schedule 13D for Mr. Gerber is set forth below.

Information Regarding Trans Union Corporation
- ---------------------------------------------

                              Present Principal Occupation
Name and Business Address            or Employment
- -------------------------     ----------------------------
Jay A. Pritzker               Director of Trans Union; Director and
200 West Madison Street       Chairman of MIC; Director and
Chicago, Illinois 60606       Chairman of Marmon; Chairman of Hyatt
                              Corporation, a domestic hotel
                              management company; partner in
                              Pritzker & Pritzker; private investor

Robert A. Pritzker            Director and Chairman of Trans Union;
225 West Washington Street    Director, President and Chief
Suite 1900                    Executive Officer of MIC; Director
Chicago, Illinois 60606       and President of GL Sub Co; Director
                              and President of Marmon

Robert C. Gluth               Director, Vice President and
225 West Washington Street    Treasurer of Trans Union; Director,
Suite 1900                    Executive Vice President and
Chicago, Illinois 60606       Treasurer of MIC; Director, Vice
                              President and Treasurer of GL Sub Co;
                              Director, Vice President and
                              Treasurer of Marmon



                             Page 8 of 18 pages

Harry C. Gambill              Director and President of Trans Union; Director
555 West Adams Street         of Acxiom Corporation
Chicago, Illinois 60661

J. P. Frank                   Senior Vice President of Trans Union
555 West Adams Street
Chicago, Illinois 60661

R. H. Runke                    Senior Vice President of Trans Union
555 West Adams Street
Chicago, Illinois 60661

W. R. Rodgers                  Senior Vice President of Trans Union
555 West Adams Street
Chicago, Illinois 60661

Robert W. Webb                 Secretary of Trans Union; Vice
225 West Washington Street     President and Secretary of MIC;
Suite 1900                     Secretary of GL Sub Co; Vice
Chicago, Illinois  60606       President and Secretary of Marmon


Information Regarding Marmon Industrial Corporation
- ---------------------------------------------------

                               Present Principal Occupation
Name and Business Address             or Employment
- -------------------------    -------------------------------------
Jay A. Pritzker              Director of Trans Union; Director and
200 West Madison Street      Chairman of MIC; Director and
Chicago, Illinois 60606      Chairman of Marmon; Chairman of Hyatt
                             Corporation, a domestic hotel
                             management company; partner in
                             Pritzker & Pritzker; private investor

Robert A. Pritzker           Director and Chairman of Trans Union;
225 West Washington Street   Director, President and Chief
Suite 1900                   Executive Officer of MIC; Director
Chicago, Illinois 60606      and President of GL Sub Co; Director
                             and President of Marmon

Robert C. Gluth              Director, Vice President and
225 West Washington Street   Treasurer of Trans Union; Director,
Suite 1900                   Executive Vice President and
Chicago, Illinois 60606      Treasurer of MIC; Director, Vice
                             President and Treasurer of GL Sub Co;
                             Director, Vice President and
                             Treasurer of Marmon

Robert W. Webb               Secretary of Trans Union; Vice
225 West Washington Street   President and Secretary of MIC;
Suite 1900                   Secretary of GL Sub Co; Vice
Chicago, Illinois 60606      President and Secretary of Marmon





                             Page 9 of 18 pages

Information Regarding GL Sub Co
- -------------------------------

                                Present Principal Occupation
Name and Business Address             or Employment
- -------------------------    -------------------------------------
Robert A. Pritzker           Director and Chairman of Trans Union;
225 West Washington Street   Director, President and Chief
Suite 1900                   Executive Officer of MIC; Director
Chicago, Illinois 60606      and President of GL Sub Co; Director
                             and President of Marmon

Robert C. Gluth              Director, Vice President and
225 West Washington Street   Treasurer of Trans Union; Director,
Suite 1900                   Executive Vice President and
Chicago, Illinois 60606      Treasurer of MIC; Director, Vice
                             President and Treasurer of GL Sub Co;
                             Director, Vice President and
                             Treasurer of Marmon

Robert W. Webb               Secretary of Trans Union; Vice
225 West Washington Street   President and Secretary of MIC;
Suite 1900                   Secretary of GL Sub Co; Vice
Chicago, Illinois 60606      President and Secretary of Marmon


































                             Page 10 of 18 pages

Information Regarding Marmon Holdings, Inc.
- -------------------------------------------

<Captions>
                                     Present Principal Occupation
Name and Business Address                   or Employment
- -------------------------     -------------------------------------
Jay A. Pritzker               Director of Trans Union; Director and
200 West Madison Street       Chairman of MIC; Director and
Chicago, Illinois 60606       Chairman of Marmon; Chairman of Hyatt
                              Corporation, a domestic hotel
                              management company; partner in
                              Pritzker & Pritzker; private investor

Robert A. Pritzker            Director and Chairman of Trans Union;
225 West Washington Street    Director, President and Chief
Suite 1900                    Executive Officer of MIC; Director
Chicago, Illinois 60606       and President of GL Sub Co; Director
                              and President of Marmon

Robert C. Gluth               Director, Vice President and
225 West Washington Street    Treasurer of Trans Union; Director,
Suite 1900                    Executive Vice President and
Chicago, Illinois 60606       Treasurer of MIC; Director, Vice
                              President and Treasurer of GL Sub Co;
                              Director, Vice President and
                              Treasurer of Marmon

Robert W. Webb                Secretary of Trans Union; Vice
225 West Washington Street    President and Secretary of MIC;
Suite 1900                    Secretary of GL Sub Co; Vice
Chicago, Illinois 60606       President and Secretary of Marmon


Information Regarding Charles Evans Gerber
- ------------------------------------------

     Charles Evans Gerber is a partner in the law firm of Neal Gerber & Eisenberg and his business address is 2 North LaSalle Street, Suite 2200, Chicago, Illinois 60602. To the best knowledge of Trans Union, Mr. Gerber has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.












                             Page 11 of 18 pages

                                                        Exhibit D

                  AGREEMENT TO EXTEND AND AMEND
              DATA CENTER MANAGEMENT AGREEMENT AND
             TO AMEND REGISTRATION RIGHTS AGREEMENT


     This Agreement to Extend and Amend Data Center Management Agreement (this "Amendment") is made and entered into as of August 31, 1994, by and between Trans Union Corporation ("Trans Union"), with a place of business at 555 West Adams Street, Chicago, Illinois 60661, and Acxiom Corporation ("Acxiom"), with a place of business at 301 Industrial Boulevard, Conway, Arkansas 72032.

     In consideration of the mutual promises, undertakings, relinquishments of rights, and other considerations set forth below, the parties hereby amend that certain Data Center Management Agreement between the parties dated July 27, 1992 (the "Agreement") and otherwise undertake and agree as follows:

     1. Pursuant to clause (ii) of Section 5.3 of the Agreement, Trans Union hereby elects (and shall be deemed, for purposes of the Warrant referred to in paragraph 5.1.3.1(f) of the Agreement, to have delivered to Acxiom a notice of its election) to continue fully and extend its relationship with Acxiom under the Agreement for the "Extended Term" (as defined in said clause 5.3(ii)).

     2.   Acxiom hereby waives and releases its rights under
Section 5.1.3.6 of the Agreement, and the parties mutually agree that the Agreement is hereby amended by deleting therefrom the entirety of Section 5.1.3.6 of the Agreement.

     3. Acxiom hereby waives and releases its rights under paragraph (b) of Section 5.1.3.7 of the Agreement, Trans Union hereby waives and releases its rights under paragraph (a) of
Section 5.1.3.7 of the Agreement, and the parties mutually agree that the Agreement is hereby amended by deleting therefrom the entirety of Sections 5.1.3.7 and 5.1.3.7.1 of the Agreement (which Sections shall not, for purposes of this Amendment, be deemed to include, and this Amendment shall not delete, Sections 5.1.3.7.2, 5.1.3.7.3, or 5.1.3.7.4).

     4.   The parties mutually agree that the Registration Rights
Agreement between the parties dated July 27, 1992, is hereby amended as follows:

     by adding to Section 3.0 thereof, at the end thereof, an additional sentence which shall be and read as follows:

     "The rights of Trans Union under this Section 3.0 may be exercised by it twice -- i.e., they may be exercised on two separate occasions, so as to require two (but not more than two) separate registrations."









                             Page 12 of 18 pages

     5. Each of the parties promises and agrees to execute, by not later than August 31, 1994, a letter of intent in the form attached hereto as Exhibit A regarding arrangements for the performance by Acxiom of certain data processing requirements and other functions of the Marketing Services Division of Trans Union.

     6. Each of the parties represents and warrants that its execution and delivery of this Amendment have been duly authorized by all necessary corporate action.

                                   Acxiom Corporation


                                   By:   /s/ James T. Womble
                                        ---------------------------


                                   Trans Union Corporation


                                   By:    /s/ Ralph Sorice
                                        ---------------------------







































                             Page 13 of 18 pages

                                                        Exhibit E


Trans Union Corporation
555 West Adams Street
Chicago, IL 60661


Gentlemen:

     This will confirm our mutual agreement that Acxiom Corporation ("Acxiom"), a Delaware corporation with offices at 301 Industrial Boulevard, Conway, Arkansas 72032, shall sell, and that Trans Union Corporation ("Trans Union") shall buy, up to a maximum of five hundred thousand (500,000) shares of the Common Stock ("Acxiom Common"), $0.10 par value, of Acxiom on the following terms and conditions:

     1.   The purchase price per share of the Acxiom Common shall be $23.92.

     2. Both the number of shares subject to his agreement (500,000 shares) and the purchase price pr share ($23.92) shall be subject to appropriate adjustment to reflect (and negate) as nearly as is reasonably practicable, the effects of any event for which it would be equitable to make such an adjustment, including any of the events described in Section 5.1.3.7.3 of the DCM Agreement.

     3. This agreement is subject to the written approval, on or before September 30, 1994, of the Board of Directors of Trans Union. The Trans Union Board may choose to approve the agreement as to all, none or less than all of the 500,000 shares. If approved by the Board as to less than all of the shares, this agreement shall be mutually binding as to such lesser number; if approved as to neither all nor a lesser number of shares by the Board on or before September 30, 1994, this agreement shall be of no further force and effect. This agreement has been approved by the Board of Directors of Acxiom, and shall be subject to no further authorizations or approvals on the part of Acxiom.

     4. Upon receipt of written notice from Trans Union of written approval by its Board of Directors, Acxiom shall within ten business days issue and deliver to Trans Union a certificate representing the number of shares as to which the agreement was approved by said Board of Directors (the "1994 Shares"). Trans Union shall pay for the 1994 Shares on the day it receives such certificate. Acxiom hereby acknowledges and agrees that Trans Union shall have with respect to all of the 1994 Shares, the same registration and other rights as are granted to it under Sections 5.1.3.3, 5.1.3.4, and 5.1.3.7.3 of the DCM Agreement, and under the Registration Rights Agreement referred to in said Section 5.1.3.3 (including any subsequent amendments to said agreement), as though the 1994 Shares were a part of the "Acxiom Stock" (as defined in the DCM Agreement). Trans Union agrees, with respect to the 1994 Shares, to all of the Restricted Stock Provisions set forth in Section 5.1.3.5 of the DCM Agreement.

     5. Notwithstanding the above provisions, the 1994 Shares shall not, for purposes of the Warrant issued pursuant to the DCM Agreement (including but not by way of limitation, for the purpose of paragraph (c) on page 3 of that Warrant) nor for any purposes of the DCM Agreement itself, other than the specific provisions thereof that are cited hereinabove, be deemed "Acxiom Stock" or "Acxiom Securities."

     6. This Agreement shall be governed by and construed in accordance with the laws of the state of Arkansas.

                             Page 14 of 18 pages

     Please signify your acceptance and acknowledgement of the terms and conditions of this agreement by executing where indicated below, and returning to us, the enclosed copy of this letter.

                                   Yours very truly,

                                   Acxiom Corporation

                                   By:  /s/ Charles D. Morgan, Jr.
                                        ---------------------------

Accepted and Acknowledged on this 31st day of August, 1994.

                                   Trans Union Corporation

                                   By:  /s/ Ralph Sorice
                                        ---------------------------











































                             Page 15 of 18 pages

                                                        Exhibit F

Trans Union Corporation
555 West Adams Street
Chicago, IL 60661

     Re:  Data Center Management Agreement
          between Trans Union Corporation ("Trans Union") and Acxiom Corporation ("Acxiom") dated July 27, 1992

Gentlemen:

     This letter is written in conjunction with the execution by Trans Union and Acxiom, concurrently with the execution of this letter, of a certain Agreement to Extend and Amend Data Center Management Agreement (the "Amendment"). In further consideration of the mutual promises, undertakings, relinquishment of rights, and other considerations contained in the Amendment, Acxiom and the undersigned shareholders of Acxiom hereby promise, agree, and confirm that our letter to you dated July 27,1992 (a copy of which letter is attached hereto as Schedule A), in which we agreed to use our best efforts to cause the election to the Board of Directors of Acxiom one person specified by Trans Union, shall be amended so as to increase to two (2) persons, the number of persons specified by Trans Union whom Acxiom and the undersigned shareholders shall use their best efforts to elect to the Board of Directors of Acxiom. Specifically, said letter is hereby deemed amended so that, as amended, it shall read a set forth in Schedule B hereto.

                                    Very truly yours,


                                      /s/ Charles D. Morgan, Jr.
                                   ---------------------------------
                                   Charles D. Morgan, Jr., individually and
                                   as direct owner of certain shares
                                   formerly held in the Voting Trust dated
                                   September 30,  1983


                                     /s/ Rodger S. Kline
                                   ---------------------------------
                                   Rodger S. Kline


                                    /s/ James T. Womble
                                  ---------------------------------
                                  James T. Womble

                                  ACXIOM

                                  By:   /s/ Charles D. Morgan, Jr.
                                      ---------------------------------
                                      Charles D. Morgan, President

Dated August 31, 1994







                             Page 16 of 18 pages

                                                       Schedule B
                                                     To Exhibit F

                                          July 27, 1992



Trans Union Corporation
555 West Adams Street
Chicago, IL 60661

     Re: Data Center Management Agreement between Trans Union Corporation and Acxiom Corporation dated July 27. 1992 (the "Agreement")

Gentlemen:

     This letter is written in conjunction with the referenced Agreement. All capitalized terms in this letter shall be deemed to have the meanings given to them in the Agreement.

     This will confirm our mutual agreement with you, Trans Union Corporation ("Trans Union"), that, subject to and effective upon the Closing we, Acxiom Corporation ("Acxiom"), Charles D. Morgan, Jr. (both individually and as trustee), Rodger S. Kline, and James T. Womble (collectively, the "undersigned"), hereby promise to use our best efforts to cause the election to the Board of Directors of Acxiom, as soon as legally possible (whether at an annual shareholders' meeting or by appointment or otherwise filling a vacancy on the Board), of such two persons as may be specified by Trans Union to Acxiom, it being understood that, initially, such persons would be Robert Pritzker and Harry Gambill.

     The undersigned further promise that our undertaking to attempt to place your two representatives on the Acxiom Board shall be a continuing undertaking during the period from the Closing Date until the later of the tenth (10th) anniversary of the Closing Date or a Disentanglement, so that you would have two representatives on Acxiom's Board at all times during that period, whether it be Mr. Pritzker and Mr. Gambill, or any other persons specified by you; provided, however, if there is an earlier time at which there has been a Disentanglement and neither Trans Union nor any of its Affiliated and Related Entities owns any Acxiom Stock, Warrant Stock or has any right to acquire any Warrant Stock, both your representatives will resign from our Board.

     The undersigned jointly and severally promise and agree that if, at any time before the later of (i) the tenth (10th) anniversary of the Closing Date and (ii) a Disentanglement, and when Trans Union or any of its Affiliated and Related Entities shall continue to own any Acxiom Stock or Warrant Stock, any owner, or group of owners, of stock or securities of Acxiom of the same class as that of the Acxiom Stock or the Warrant Stock shall wish to make a Block Sale, then the undersigned shall take such actions as may be necessary to assure that there is made available to Trans Union (and its Affiliated and Related Entities), whether by the proposed purchaser or by one or more of the undersigned, an offer (to be accepted or not in the sole discretion of Trans Union or its Affiliated and Related Entities), which offer shall be made in writing to Trans Union at least 30 days in advance of the intended closing of the Block Sale, to purchase all (or such portion as Trans Union might wish) of the Acxiom Stock and the Warrant Stock then owned by Trans Union (or its





                             Page 17 of 18 pages

Affiliated and Related Entities), at the same time, price-per-share, terms of payment, and other terms and conditions as those under which the Block Sale will occur.

                                        Very truly yours,



                                        --------------------------------
                                        Charles D. Morgan, Jr., individually
                                        and as trustee of the Voting Trust
                                        dated September 30, 1983



                                        --------------------------------
                                        Rodger S. Kline



                                        --------------------------------
                                        James T. Womble

                                        ACXIOM CORPORATION


                                        By:
                                           ------------------------------
                                            President































                             Page 18 of 18 pages